

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Mark K. Ruport
Chief Executive Officer
Sigma Labs, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

      Re: Sigma Labs, Inc.
          Registration Statement on Form S-3
          Filed June 9, 2021
          File No. 333-256934

Dear Mr. Ruport:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eiko Yaoita Pyles at 202-551-3587 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing